
SEC
08029851
MMISSION

BB 3/27 ✳

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   02/01/2007   AND ENDING   01/31/2008

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.L. Renck & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 West 23rd Street

(No. and Street)

New York	**New York**	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Renck   **(212) 386-7614**

                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.

(Name – if individual, state last, first, middle name)

15 Maiden Lane, Suite 1003	**New York**	**New York**	100
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, __Robert L. Renck, Jr.__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__R.L. Renck & Co., Inc.__ , as

of __January 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 _11_

__President__
Title

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of financial condition.
☐ (c) Statement of income (loss).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
☒ (l) An oath or affirmation.
☐ (m) A copy of the SIPC supplemental report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

R.L. RENCK & CO., INC.

JANUARY 31, 2008

INDEX

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
R.L. Renck & Co., Inc.

We have audited the accompanying statement of financial condition of R.L. Renck & Co., Inc. as of January 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.L. Renck & Co., Inc. as of January 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 17, 2008

1

R.L. RENCK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2008

ASSETS

Cash	$	31,151
Commissions receivable from clearing broker (Note 6)		5,000
Commissions receivable-other		7,796
Securities owned, at market (Note 7)		98,213
Secured demand note (Note 3)		75,000
Prepaid expenses		7,362
Other assets		79,058
TOTAL ASSETS	$	303,580

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	31,625
Payable to clearing broker (Note 6)		36,553
Deferred revenues (Note 4)		61,415
TOTAL LIABILITIES		129,593
Liabilities subordinated to claims of general creditors		75,000
Stockholder's equity		
Preferred stock, $1.00 par value, series A cumulative,		
10,000 shares authorized, 500 shares issued and outstanding (Note 11)		225,000
Common stock, $1.00 par value; 20,000 shares authorized,		
1,000 shares issued and outstanding		1,000
Paid-in capital		353,994
Accumulated deficit		(481,007)
Total Stockholder's Equity		98,987
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	303,580

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2008

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

R. L. Renck & Co., Inc. (the Company) is a registered broker/dealer and investment advisor. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Also, the Company provides advisory services to individuals and research services to institutional investors. The Company, an Illinois corporation, is a wholly-owned subsidiary of R.L. Renck Holdings, Inc.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement dates. Advisory and research fees are recognized on a monthly basis as earned.

Income Taxes

The Company, as a subsidiary, files a consolidated federal tax return with its parent, R.L. Renck Holdings, Inc. The Company pays its parent for taxes on income on a separate company basis, after recognition of any self-incurred net operating losses. However, the Company does not receive any benefit from the parent for losses incurred, which may be offset by income elsewhere in the consolidated group.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

Recent Accounting Pronouncement

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115, ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS No. 115"), applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective for the Company's consolidated financial statements for the annual reporting period beginning after November 15, 2007. The Company is currently evaluating the impact of this new pronouncement on its consolidated financial statements.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On December 4, 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 160, Noncontrolling interest in Consolidated Financial Statements (SFAS No. 160). SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. The statement establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation and expands disclosures in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We have not yet determined the impact of the adoption of SFAS No. 160 on our consolidated financial statements and footnote disclosures.

On December 4, 2007, the FASB issued SFAS No.141R, Business Combinations (SFAS No. 141R). SFAS No. 141R requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to expand disclosures about the nature and financial effect of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We have not yet determined the impact of the adoption of SFAS No. 141R on our consolidated financial statements and footnote disclosures.

NOTE 3- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors represent amounts received from a related company under a $75,000 secured demand note collateral agreement, which matures October 31, 2009. The note payable bears interest at the broker call rate and is payable at the discretion of management. This note is collateralized by a treasury note. Interest on the underlying collateral is paid to the lender. There is no additional interest paid.

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In accordance with the secured demand note collateral agreement for equity capital, the Company borrowed approximately $25,000 against such collateral subject to the clearing broker's margin interest rates, which approximated 9.5% at January 31, 2008.

NOTE 4- DEFERRED REVENUES

Advisory fees are customarily invoiced quarterly in advance, which resulted in deferred revenues of $61,415 at January 31, 2008.

NOTE 5- RELATED PARTY TRANSACTIONS

On April 27, 2001, the Company issued 100 shares of series A cumulative preferred stock and a warrant to purchase 9,000 shares of common stock to an affiliated company, R.L. Renck & Co., a limited partnership for $50,000, representing $45,000 liquidation value for the preferred stock and $5,000 additional paid-in capital for the issuance of the warrant. The warrant, which is scheduled to expire April 27, 2011, entitles the holder to purchase the Company's common stock at $5 per share.

On December 21, 2004 the Company issued a warrant exercisable for 9,000 shares of common stock for a purchase price of $5,000 to it's President. The warrant entitles the holder to purchase 9,000 shares of the Company's stock at $5 per share and expires on December 31, 2014.

The Series A preferred stockholder is entitled to dividends, payable annually at the rate of 8% to be declared by the Board of Directors. Dividends on preferred stock are not accrued until declared. The Company currently has $40,500 of dividends in arrears that have not been declared.

The Company shares office space and services with its parent and other related entities. During the year, the parent charged management fees for these services aggregating $32,500. At January 31, 2008, there was no amount due to the parent.

NOTE 6- RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

Amounts receivable from the Company's clearing organization at January 31, 2008, consist of the following:

	Receivable	Payable
Commissions receivable from clearing broker	$ 7,796	$ -
Payable to clearing broker	-	36,553
	$ 7,796	$ 36,553

NOTE 7- SECURITIES OWNED

Marketable securities owned at January 31, 2008 consist of investment securities at quoted market values, as illustrated below:

Common stock $ 98,213

R.L. RENCK & CO., INC.

NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2008

NOTE 8- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- NET CAPITAL REQUIREMENTS

The Company is a broker/dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness" whichever is greater, as these terms are defined.

At January 31, 2008, the Company had net capital of $61,746, which was $55,543 in excess of the requirement of $6,207. The Company's net capital ratio was 1.51 to 1.

NOTE 10- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers' internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 11- SERIES A CUMULATIVE PREFERRED STOCK

The Series A cumulative preferred stock is redeemable at the option of the Company for $450 per share.

In the event of a liquidation, dissolution or wrapping up of the Company the preferred shareholders are entitled to receive a distribution in preference to the common shareholders of $450 per share plus any accrued dividends.

R.L. RENCK & CO., INC.

NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2008

NOTE 11- SERIES A CUMULATIVE PREFERRED STOCK (continued)

During fiscal year ended January 31, 2006 the Company declared and paid a preferred stock dividend of $28,728.

On April 27, 2001, the Company issued 100 shares of series A cumulative preferred stock and a warrant to purchase 9,000 shares of common stock to an affiliated company, R.L. Renck & Co., a limited partnership for $50,000, representing $45,000 liquidation value for the preferred stock and $5,000 additional paid-in capital for the issuance of the warrant. The warrant, which is scheduled to expire April 27, 2011, entitles the holder to purchase the Company's common stock at $5 per share.

During fiscal year ended January 31, 2004 the Company issued an additional 150 shares of Series A cumulative preferred stock to related parties for $67,500. On April 19, 2003 the Company issued a warrant exercisable for 9,000 shares of common stock to its President for a purchase price of $5,000. This warrant expires on April 19, 2013.

On December 21, 2004 the Company issued a warrant exercisable for 9,000 shares of common stock for a purchase price of $5,000 to it's President. The warrant entitles the holder to purchase 9,000 shares of the Company's stock at $5 per share and expires on December 31, 2014.

During fiscal year ended January 31, 2005 the Company issued an additional 200 shares of Series A cumulative preferred stock to related parties for $90,000.

The Series A preferred stockholder is entitled to dividends, payable annually at the rate of 8% to be declared by the Board of Directors. Dividends on preferred stock are not accrued until declared. During the fiscal year ended January 31, 2003 the Company declared and paid a preferred stock dividend of $6,700 of which approximately $2,700 was for dividends in arrears. The Company currently has $40,500 of dividends in arrears that have not been declared.

8

R.L. RENCK & CO., INC.

NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2008

NOTE 12- INCOME TAXES

The Company is included in the consolidated federal and state income tax return filed by its Parent. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ 32,000	$ (32,000)	$ -
State and local	21,000	(21,000)	-
	$ 53,000	$ (53,000)	-

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. statutory tax rate	$ 27,000
The effect of:	
Unrealized gain	8,000
Nondeductible expenses	4,000
State and local taxes, net of U.S. federal income tax effects	14,000
Effect of NOL carryforward	(53,000)
Income tax expense	$ -

As of January 31, 2008 the Company has approximately $76,000 in net operating loss carryforwards ("NOL's"). These NOL's begin expiring in 2015.

Deferred tax assets consist of the following at January 31, 2008:

Net operating loss	$ 31,000
Valuation allowance	(31,000)
	$ -

